UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Note Purchase Agreement, Convertible Note and Warrant

On June 3, 2026, IM Cannabis Corp. (the “Company”) entered into a Note Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company issued to the Investor (A) a convertible note (the “Note”) in the principal amount of US$225,000 (the “Subscription Amount”), which is convertible into the Company’s common shares, no par value per share (the “Common Shares”), at a purchase price equal to ninety percent (90%) of the Subscription Amount; and (B) a warrant to purchase up to 781,250 Common Shares (the “Warrant”), equal to a number of Common Shares determined by one hundred percent (100%) of the Subscription Amount divided by an exercise price of CAD$0.40 per Common Share (the “Offering”). The Offering closed on June 3, 2026 (the “Closing Date”). The Company intends to use the net proceeds of US$202,500 received from the Offering for general corporate purposes.

The Note bears an interest rate of eight percent (8.0%) per annum accruing from the Closing Date (which shall increase to fourteen percent (14.0%) upon the occurrence of an Event of Default (as defined in the Note). The Note is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of Common Shares upon conversion of the Note in accordance with its terms.

The number of Common Shares issuable upon any conversion of the principal amount under the Note is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to the lower of (i) the Fixed Price, as defined in the Note, or (ii) ninety percent (90%) of the lowest daily volume-weighted average price of the Common Shares during the twenty (20) consecutive trading days immediately preceding the conversion date (the “Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in the Note. The Fixed Price set in the Note is US$0.288. The Floor Price set in the Note is US$0.0576. No fractional Common Shares will be issued upon conversion, and any fractional amount will be rounded to the nearest US$0.0001. Any fractional Common Shares will be rounded down to the nearest whole share.

The Warrant entitles its holder to purchase one Common Share (each, a “Warrant Share”) at an exercise price of CAD$0.40 per Warrant Share. The Warrant became exercisable immediately upon its issuance date, June 3, 2026, and will be exercisable for a period of five (5) years, until June 3, 2031 (the “Termination Date”). If the Warrant is not exercised by the Termination Date, the Warrant will expire and be of no further force or effect. The Warrant and the Warrant Shares may not be traded for a period of four (4) months, unless permitted under applicable securities legislation.

The Note includes customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding Common Shares after giving effect to such conversion.

The Purchase Agreement include customary representations, warranties and covenants of the Company and the Investor, including the Company’s obligation to reserve sufficient Common Shares for issuance upon conversion of the Notes and to file a resale registration statement on Form F-3 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) providing for the resale by the Investor of the Common Shares and the Warrant Shares issuable upon conversion of the Note within thirty (30) trading days after the Closing Date. The Company has also agreed to use commercially reasonable efforts to cause the Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) in the event that the Registration Statement is not subject to a full review by the SEC, sixty (60) calendar days after the Closing Date, or in the event that the Registration Statement is subject to a full review by the SEC, ninety (90) calendar days after the Closing Date, and (y) the fifth (5th) business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

The foregoing descriptions of the Note, the Warrant and the Purchase Agreement set forth above are qualified in their entirety by reference to the full text of the Note, the Warrant, and the Purchase Agreement attached hereto as Exhibits 4.1, 4.2 and 10.1, respectively, to this Report of Foreign Private Issuer on Form 6-K.

Press Release

On June 3, 2026, the Company issued a press release titled: “IM Cannabis Corp. Raises US$225,000 of Gross Proceeds in Convertible Note Financing”. A copy of this press release is furnished herewith as Exhibit 99.1

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-293236, 333-289571 and 333-288346) filed with the SEC to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Disclaimer for Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). For example, the Company is using forward-looking statements when it discusses the closing of the Offering and the receipt and intended use of the net proceeds from the Offering. All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. Forward-looking statements are based on assumptions that may prove to be incorrect.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi-front war Israel has faced on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; and the inability of the Company to find new business activities to broaden its growth avenues and support long-term value creation.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission on March 30, 2026, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this Report of Foreign Private Issuer on Form 6-K is made as of the date hereof and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

EXHIBIT INDEX

Exhibit No.
4.1	Convertible Note
4.2	Common Warrant
10.1	Note Purchase Agreement, dated as of June 3, 2026, by and between IM Cannabis Corp. and the investor party signatory thereto
99.1	Press Release dated June 3, 2026, titled “IM Cannabis Raises US$225,000 of Gross Proceeds in Convertible Note Financings”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: June 3, 2026	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director